Filed Pursuant to Rule 433
Registration No. 333-264514

First Horizon Corporation

$500,000,000 5.514% Fixed Rate / Floating Rate Senior Notes due 2031

Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the preliminary prospectus supplement dated March 4, 2025 (the “Prospectus Supplement”) and the accompanying prospectus dated April 27, 2022.

Issuer:	First Horizon Corporation (the “Company”)
Type of Offering:	SEC Registered
Trade Date:	March 4, 2025
Settlement Date*:	March 7, 2025 (T+3 days)
Title of Security:	5.514% Fixed Rate / Floating Rate Senior Notes due 2031 (the “Notes”)
Maturity Date:	March 7, 2031
Principal Amount:	$500,000,000
Fixed Rate Period:	From, and including, March 7, 2025 to, but excluding, March 7, 2030
Floating Rate Period:	From, and including, March 7, 2030 to, but excluding, March 7, 2031
Benchmark Treasury:	4.000% due February 28, 2030
Benchmark Treasury Price and Yield:	100-02 ¼; 3.984%
Re-offer Spread to Benchmark Treasury:	+153 bps
Re-offer Yield:	5.514%
Public Offering Price:	100.000% of principal amount
Net Proceeds to Issuer (before expenses):	$498,250,000
Coupon:	Fixed Rate Period: 5.514% per annum

Floating Rate Period: Compounded SOFR, determined as set forth under “Description of the Notes—Compounded SOFR” in the Prospectus Supplement, plus 1.766%
Interest Payment Dates:	Fixed Rate Period: Semi-annually on March 7 and September 7, commencing September 7, 2025 and ending on March 7, 2030
Floating Rate Period: June 7, 2030, September 7, 2030, December 7, 2030, and the Maturity Date
Expected Security Ratings**:	Baa3 (Stable) / BBB+ (Stable) (Moody’s / Fitch)
Redemption:

On or after September 3, 2025 (180 days from March 7, 2025) (or, if additional notes are issued thereafter, beginning 180 days after the issue date of such additional notes) and prior to March 7, 2030 (one year prior to the Maturity Date) (the “Par Call Date”), the Company may, at its option, redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places), equal to the greater of:

•         (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the redemption date (assuming that the Notes to be redeemed matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the Prospectus Supplement) plus 25 basis points less (b) interest accrued on the Notes to be redeemed to the date of redemption, and

•         100% of the principal amount of the Notes to be redeemed;

plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

In addition, on the Par Call Date, the Company may redeem the Notes, in whole, but not in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. At any time and from time to time on or after February 5, 2031 (30 days prior to the Maturity Date), the Company may redeem the Notes in whole or in part at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Day Count Convention:	Fixed Rate Period: 30/360
Floating Rate Period: Actual/360
Minimum Denominations/Multiples:	$2,000 / $1,000
Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. Citigroup Global Markets Inc. FHN Financial Securities Corp. Goldman Sachs & Co. LLC
CUSIP:	320517 AE5
ISIN:	US320517AE51

*The issuer expects that delivery of the Notes will be made against payment therefor on or about the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to one business day before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

** A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including the Prospectus Supplement and the accompanying prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the Prospectus Supplement, the accompanying prospectus and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, FHN Financial Securities Corp. toll-free at 1-800-456-5460 or Goldman Sachs & Co. LLC toll-free at 1-866-471-2526.